Filed by SVF Investment Corp. 3

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SVF Investment Corp. 3

(Commission File No. 001-40175)

The following communications were made available by Symbotic Holdings LLC (“Symbotic”) in connection with the proposed business combination between Symbotic and SVF Investment Corp. 3 in a television interview with Cheddar News and on Twitter and LinkedIn on January 14, 2022.

Cheddar – Symbotic Interview Transcript:

•	Network: Cheddar News

•	Program: Cheddar Opening Bell

•	Anchors: Alicia Nieves, News Anchor, Cheddar News

•	Date: January 14, 2022

•	Air time: 9:40 a.m. ET to 9:47 a.m. ET

•	Interviewee: Tom Ernst, CFO of Symbotic and Vikas Parekh, Managing Partner of Softbank

•	Link: https://app.criticalmention.com/app/#clip/view/deb0c525-efa7-487a-8c70-db9ce39138b3?token=9c616f3f-5971-4595-aa26-d260e27ed74b

Alicia Nieves, News Anchor, Cheddar News

Welcome back to Cheddar’s opening bell. AI-driven robotics company Symbotic is headed to Wall Street. The company is set to go public in the first-half of this year via a SPAC deal with an affiliate of SoftBank Investment Advisors. The combined venture will trade on the NASDAQ under the ticker symbol SYM. And joining us now is Tom Ernst, CEO of Symbotic and Vikas Parekh, managing partner for Softbank Investment Advisors. You know, good morning to both of you, thank you for being here. Tom, let’s start with you. Before we kind of get into this debut, can you actually just walk us through how the Symbotic system actually operates?

Tom Ernst, CFO, Symbotic

Absolutely. Good morning, Alicia, thank you for the invitation. I’m very excited to speak with you. So, Symbotic has invented a system over the last 10 years and $600 million of investment that revolutionizes the supply chain. We have employed autonomous vehicle technology and artificial intelligence to transform the way that retailers or ecommerce providers receive, store, mix and sort goods for distribution in their global supply chains.

Alicia Nieves, News Anchor, Cheddar News

You know, we’ll get to in a moment kind of how that continues to benefit the supply chain, but Vikas I want to ask you this question - Softbank has helped some of the biggest companies, major disruptors like Uber, Slack and even DoorDash, go public, what was it about Symbotic’s business model that was so attractive?

Vikas Parekh, Managing Partner, Softbank

Yeah, no, great question Alicia, thank you. So, in our heads, there were kind of four things that really attracted us to Symbotic. The first one was the market itself. Supply chain is a trillion dollar plus market in the kind of Western world and it needs solutions that can combine AI and automation in order to drive efficiencies in the supply chain, and I think Symbotic does that. The product itself, that’s the second piece that attracted us to Symbotic. The product itself is differentiated, the system that they’ve created is superb and very differentiated relative to anything else out in the market. The third thing that attracted us was the team itself. Rick Cohen, who is the CEO of Symbotic is a kind of legendary businessperson in this space. He’s been in and around warehouses for most of his adult life and he developed a solution from scratch using first principles approach. You can see it in the solution, and the management team he’s put together, with kind of help of his board members and others, is exceptional. And we think it can deliver and be really, really impressive in the public markets going forward. And I think the last thing I’d say in terms of what attracted us, is the financial profile. So, you know, at Softbank, we’ve seen a lot of companies, SPAC or otherwise, with a kind of view that they’re going to accelerate their financial profile going forward. But with Symbotic, it’s already here. They have a significant PnL, substantial book of business going forward in the future that rarely would deliver hyper growth and do so profitably while generating cash, which is an incredible financial profile that attracted us.

Alicia Nieves, News Anchor, Cheddar News

Yeah, you know, if there were any time for a company focused on supply chains to come out and potentially kind of be leveraged to do well, it would be right now. The average person maybe has never thought about a supply chain, and that has become just common conversation I hear walking down the street. But certainly, you know, for a lot of executives, there’s you know, two-three years ago I can recall back talking to a professor of mine about you know, maybe a lot of C-suite executives not focusing as much on their supply chain and that being an area that’s under focused. You know, every executive is looking at that right now. So, at a time where we’re dealing with supply chain, you know, concerns, how is Symbotic exactly kind of the technology and the AI reinventing that warehouse and supply chain model that smooths out or helps maybe smooth out in the near-term and certainly for the long-term?

Tom Ernst, CFO, Symbotic

We couldn’t agree with you more Alicia, today’s supply chain is broken. Over the last couple of decades, consumer expectations are for more and greater flexibility and product variety. They want the product now. This has driven the supply chains to be increasingly bigger and more complex and unmanageable. And to your point as well, getting the labor to reliably staff them has become an endemic problem of being short staffed, so the supply chain is fundamentally broken. Symbotic is taking the approach of revolutionizing how you do a distribution network. And so, by employing the best in modern technology for autonomous vehicles and artificial intelligence, we’re able to fundamentally rethink the way in which you receive and store and sort goods, making for a dramatically more efficient supply chain that consumes far less real estate, you can put a lot more product through the system a lot faster, which just enables a retailer, either ecommerce or brick and mortar, to provide more product to their customers and a dramatically more efficient cost, which they can lever into either greater customer experience or reduced cost for the consumer.

Alicia Nieves, News Anchor, Cheddar News

Vikas, kind of a similar question for you in that, you know, in what ways do you expect Symbotic to, you know, transform the supply chain industry, but also the timeline you expect it to have that kind of impact? Do you think it’s accelerated by the concerns around supply chains, you know, that we’re seeing right now?

Vikas Parekh, Managing Partner, Softbank

No, Tom touched upon this and I will kind of reiterate. So, I think even being partnered with the company over the last few months, what’s been plenty obvious is this has gone from a long-term project, this is something that we should be doing for a lot of the retailers – to a must-have. Tom talked about the endemic labor issues. There’s a structural shift in the labor force. I think retailers are recognizing this. Finding the labor required for warehouse jobs is rare and the attrition there is super high. With that kind of concern, this is gone from a - yes these are things we need to do in the long-term - to a must-have today. And we’ll see this over the next few years, not just the United States, but in the Western world at large.

Alicia Nieves, News Anchor, Cheddar News

Yeah, Tom, really quickly before I have to let you go, I only have about 30 seconds here, but I’m just interested to know kind of where are you guys at now, you know, major names that you guys are associated with now in terms of helping their supply chain. And then, what’s the growth outlook?

Tom Ernst, CFO, Symbotic

Yeah, Alicia, we work with the most demanding customers, we work with Walmart, Albertsons, C&S Wholesale Grocers, and given the success of our experience with those customers, they place firm orders for our product for over $5 billion. So, we’re actively working today to ship the product as fast as we can to automate their supply chains.

Alicia Nieves, News Anchor, Cheddar News

Well, this is something I know consumers are excited to hear about and certainly want to see it benefit more companies so that it can ease up kind of the, you know, restriction on supply and then, you know, hopefully, even impact inflation. Who knows, we’ll see. Appreciate kind of the insight guys and congratulations, good luck. Tom Ernst, CFO of Symbotic and Vikas Parekh, managing partner for Softbank Investment Advisors.

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DISCLAIMER

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF Investment Corp. 3’s (“SVF”) and Warehouse Technologies LLC’s (“Warehouse”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Warehouse believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Warehouse is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s prospectus filed with the SEC on March 10, 2021 and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Warehouse (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVF, Warehouse, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by stockholders of SVF and Warehouse on the expected terms and schedule; delay in closing the Merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Warehouse; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; possible variances between the historical financial information Warehouse presents and its PCAOB audited financial statements, when they become available; the amount of redemption requests made by SVF’s stockholders; the effect of the announcement or pendency of the transaction on Warehouse’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Merger; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks related to SVF’s restatement of financials, as described on a Form 8-K filed with the SEC on November 30, 2021.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Warehouse’s control. While all projections are necessarily speculative, SVF and Warehouse believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Warehouse, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Warehouse, the proposed transaction or other matters and attributable to SVF and Warehouse or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving SVF and Warehouse.

SVF intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement and a prospectus of SVF, and each party will file other documents regarding the proposed transaction with the SEC. The definitive proxy statement/prospectus will also be sent to the stockholders of SVF and unitholders of Warehouse, seeking any required stockholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Warehouse are urged to carefully read the entire registration statement and proxy statement prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents, when available, can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP., 3, 1 Circle Star Way, San Carlos, California 9470, United States Attn: Secretary, or by calling 650-562-8100.

PARTICIPANTS IN THE SOLICITATION

SVF, Warehouse and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SVF, in favor of the approval of the Merger. Additional information regarding the interests of those participants, the directors and executive officers of Warehouse and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.